EXACTECH INC. 2001 ANNUAL REPORT

EXACTECH'S MISSION

Purpose: Exactech exists to improve the quality of life for individuals by maintaining their activity and independence. We do this through innovative ideas, high quality products, education and commitment to service.

Vision: We aspire to be the world's leading producer of innovative bone and joint restoration products that improve patient outcomes.

ABOUT THE COMPANY

Exactech develops and markets orthopaedic implant devices, related surgical instruments, and biologic materials and services to hospitals and physicians. The company manufactures orthopaedic devices at its Gainesville facility. Exactech's orthopaedic products are used to repair damaged bones and joints that have deteriorated as a result of injury or diseases such as arthritis.

TABLE OF CONTENTS

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING STATEMENTS

This report contains various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the Company's expectations or beliefs concerning future events, including, but not limited to, statements regarding growth in sales of the Company's products, profit margins and the sufficiency of the Company's cash flow for its future liquidity and capital resource needs. These forward looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. These factors include, without limitation, the effect of competitive pricing, the Company's dependence on the ability of its third-party manufacturers to produce components on a basis which is cost-effective to the Company, market acceptance of the Company's products and the effects of governmental regulation. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors

Financial Highlights

Dollars in thousands, except per share amounts	**2001**	2000	1999
Sales	**$ 46,599**	$ 41,925	$ 32,954
Gross profit	**30,413**	27,364	21,396
Net income	**3,460**	4,180	3,168
Basic EPS	**$ 0.66**	$ 0.83	$ 0.64
Diluted EPS	**0.64**	0.78	0.61
Financial Position *(as of December 31)*			
Assets	**$ 47,478**	$ 44,549	$ 34,609
Net property, plant, and equipment	**14,786**	13,983	11,918
Shareholders' equity	**37,380**	31,636	26,440



Total Revenue *(in thousands)*
1997
1998
1999
2000
2001
0
10000
20000
30000
40000
50000



Net Income *(in thousands)*
1997
1998
1999
2000
2001
0
1000
2000
3000
4000
5000



Diluted Earnings Per Share
1997
1998
1999
2000
2001
$0.00
$0.10
$0.20
$0.30
$0.40
$0.50
$0.60
$0.70
$0.80
$0.90





It is impossible to review the events of 2001 and not think about September 11th. Exactech employees took the initiative to create a memorial to those who were victims of the tragedy. To me, this exemplifies the underlying depth of character of the people of Exactech.

– Bill Petty, M.D.

Dear Shareholder

The year 2001 was an important year of progress for Exactech, despite some serious challenges. The growth rates of our hip and knee product lines remained strong, we expanded our distribution in key geographic areas and we made valuable progress in strengthening our tissue business.

Total revenue for the year 2001 was $46.6 million, up 11% over our 2000 revenue of $41.9 million. Net income was $3.5 million or $.64 diluted earnings per share compared with net income of $4.2 million or $.78 diluted earnings per share in 2000.

These financial results reflect the impact of costs associated with the litigation and arbitration of our dispute with Regeneration Technologies, Inc. (RTI), a process which I will explain in greater detail below.

In our on-going operations, sales of hip products were up nearly 22% to $10.4 million, reflecting the market launch this year of our AcuMatch® M-Series modular hip system. Global sales from our Optetrak® knee system were up just over 8% to $28.2 million. Tissue service revenue slipped 2% to $5.2 million, reflecting competition and, to some extent, uncertainty in the market caused by the dispute with RTI.

At year-end, Exactech won an important arbitration ruling in our dispute with RTI. In December, a three-judge arbitration panel affirmed Exactech's exclusive distribution rights to bone paste formulations containing bone chips, as licensed to Exactech in 1997 for all applications outside the human spine.

Legal and other expenses associated with the three-year effort to protect our rights concerning the technology clearly had a material negative impact on our net income. However, the ruling will have a positive effect on our company in the years ahead as we continue our commitment to offer a superior, integrated line of both mechanical devices and orthobiologics for the restoration of damaged or diseased bones and joints. The arbitration panel's decision determined Exactech's rights under the exclusive license agreement. Monetary damages and other relief sought by Exactech will be determined in a subsequent hearing before the panel during 2002.

Our distribution of Opte*form*® bone repair material was further strengthened this year through an agreement with Tissue Banks International (TBI). TBI became the exclusive distributor of Opte*form* in California. As part of the agreement, our distribution and service team in California will also represent TBI's full range of TranZgraft® tissue offerings. With the RTI issue now approaching final resolution and additional tissue initiatives in progress, we believe that we are positioned to resume growth in this important market segment in 2002.

We were pleased last year to introduce Cemex®, an innovative bone cement product, to the United States through an exclusive distribution agreement with the Italian company Tecres S.p.A. Although revenue produced in 2001 was small, it was nevertheless an important step in developing and accumulating a broad range of products for orthopaedic surgeons and hospitals.

There were also important developments in the sale of Exactech products outside the United States. International sales grew 11% to $8.4 million representing 18% of our total revenue. Patients in Brazil, Germany, and Austria may now benefit from Exactech's joint replacement products, thanks to new distribution agreements signed this year. Exactech products are now available in 20 countries outside the United States.

We were proud to be recognized by Fortune Small Business magazine's inaugural list of America's fastest growing small companies. The magazine ranked our company 39th out of 100 companies cited.

Fortune Small Business
FSB100
America's Fastest-Growing Small Companies

To better leverage the strong leadership and team-based philosophy within our company, we expanded the scope of our Leadership Team. With representatives from Operations, Engineering, Regulatory and Legal functions at the table, we benefit from a broader perspective on business decisions as we manage our continuing growth in the coming years.

It is impossible to review the events of 2001 and not think about the September 11 attacks on America. Although our business and people were not directly impacted, we were all deeply affected by what happened. Amid the grief and disbelief over such appalling acts, Exactech employees took the initiative to create a memorial to those who were victims of the tragedy. To me this exemplifies the underlying depth of character of the people of Exactech.

The tragedy also inspired many of us to reflect on the things that give our lives meaning and drive us as individuals and as a company. We at Exactech are committed to improving people's lives by offering freedom and independence through increased mobility. That vision guides us every day. As you'll see in this annual report, the people of Exactech are making strides toward this goal with determination, integrity and compassion. It's a team I am proud to be part of and we are all thankful for your support.

Respectfully,

W Petty

Bill Petty, M.D.
Chairman, CEO

PEOPLE

MAKING PEOPLE MORE MOBILE.

THAT IS EXACTECH'S ULTIMATE GOAL.





The fastest growing segment of this country's population is seniors – seniors who are more fit and more health conscious than ever before. Many of these people, however, will face challenges in their health as they seek to maintain active lifestyles.



Exactech is dedicated to producing bone and joint restoration products that make a significant difference in people's lives. It's a company committed to providing individuals relief and freedom from disabling arthritis and the convalescent care it can require. Exactech works to help restore independence and the ability to be productive to this most active generation ever.



Exactech's products, such as the Optetrak® knee system *(patellar component, above)*, Opte*form*® allograft material *(upper right)* and AcuMatch® hip system *(C-Series, right)*, provide orthopaedic surgeons innovative solutions for joint replacement and bone repair.

As a result, many patients are able to dive back into their favorite activities.

During the year 2001, Exactech focused on mobilizing technology and ideas... mobilizing its message...and putting plans in place to increase its forward mobility in the years to come.

T CHNOLOGY

EXACTECH IS TECHNOLOGY-DRIVEN. THE COMPANY IS DRIVEN TO DEVELOP AND DISTRIBUTE INNOVATIVE PRODUCTS...TO PROTECT ITS INTELLECTUAL PROPERTY...TO CAPITALIZE ON THE BEST AVAILABLE RESOURCES. EXACTECH'S PEOPLE ARE DRIVEN BY THE DESIRE TO MOBILIZE TECHNOLOGY IN WAYS THAT IMPROVE PATIENT OUTCOMES.



Exactech Introduces AcuMatch® M-Series Modular Hip to Market, Protects with Patent

Nothing is routine about performing revision total hip arthroplasty. It is an art. With formal market introduction in February 2001 of the AcuMatch® M-Series modular femoral stem, Exactech provides orthopaedic surgeons an answer to many of their most difficult surgical challenges. This unique three-piece stem offers 100% interchangeability of components to provide more than 45,000 possible configurations.

The result? Intra-operative customization. M-Series gives surgeons the freedom to independently select and place each component of the prosthesis to accommodate unique anatomical features, restore lost bone, maintain leg length and ensure joint stability. Patents issued during the year enabled Exactech to further protect the technology behind M-Series, as this flagship hip product moved from clinical trials to a full market launch.

The M-Series modular femoral stem *(left)* gives orthopaedic surgeons new freedom to restore patients' mobility through total hip arthroplasty.

That mobility enables many people to enjoy their golden years on the greens.

Optetrak Implements New Poly Technology, Proves Longer Wear

Two main drivers affect product performance: design and materials. As Exactech's team of surgeons and bio-engineers evolved the Optetrak® knee system, they built on a strong lineage of clinically-proven designs. Now, improvements in materials further enhance this product's excellent performance.



Net compression molded polyethylene, introduced in 2000, became a fully-implemented technology in 2001. In laboratory testing, the new poly has demonstrated four- to five-times longer wear than the previous material. By dedicating time and expertise to this new technology, Exactech's scientists and engineers are approaching their ultimate goal of providing a "lifetime knee."

Exactech Brings Innovative Bone Cement to the U.S.

Ask members of the O.R. staff to list the most unpleasant aspects of performing total joint surgery and chances are they'll mention bone cement. Separate glass vials of liquid and powder must be carefully broken open and mixed as noxious monomer vapors fill the air. That is, until now.



Exactech has obtained exclusive rights in the U.S. for marketing and distribution of Cemex® bone cement products produced by the Italian company Tecres S.p.A. Cemex features a unique, self-contained delivery system that has been clinically proven in Europe for more than a decade. By integrating bone cement powder and liquid into a sealed mixing system, Cemex gives surgeons and operating room personnel simplicity, safety and reliability in bone cement.

ID AS



EXACTECH VALUES INNOVATION. THE COMPANY PRACTICES THIS VALUE BY TAPPING INTO THE SYNERGY OF TEAMWORK...PARTNERING TO FACILITATE RESEARCH AND DEVELOPMENT... ENSURING THAT WHAT WORKS IN THEORY CAN MAKE THE FINAL GRADE.

EXACTECH SETS IDEAS INTO MOTION. AND WHEN THOSE IDEAS BECOME REALITY, THEY MAKE MEANINGFUL IMPROVEMENTS IN PATIENTS' LIVES.



Exactech Partners for Biologics Research

Restoring bone and soft tissue function through tissue engineering is one of Exactech's most exciting pursuits. To patients, these innovations can mean forestalling the need for more invasive surgical procedures.

Exactech currently distributes Opte*form*®, a biologic-based bone repair material. Exactech is also engaged in research to bring new ideas for bone repair to fruition. In 2001, the company began actively pursuing partnerships to develop additional bioactive agents. Another partnership, under negotiation with an advanced biomaterials organization, is expected to enhance the company's capability to develop synthetic carrier technologies.

Opte*form*® allograft *(above)* promotes the formation of new bone to heal fractures and repair bone defects.

With biological solutions for bone repair, athletically-inclined patients are able to get back in action... game, set and match.

International Experts Collaborate on New Unicompartmental Knee

Exactech is bringing together some of the best minds in the orthopaedic world to share their ideas for a new unicompartmental knee prosthesis. A complement to the existing Optetrak® product line, the "uni" knee will be designed for patients who have small, localized damage from arthritis in only one side of the knee.

Clinicians and scientific researchers from the United States and Europe began collaboration in October of 2001. Exactech's engineering team has already put some of their ideas into motion, developing CAD drawings and prototypes for early laboratory validation which is scheduled for May of 2002.



Prototype Shop Builds the Ideas of the Future

Optimizing new product designs and getting them to market faster are the makings of a competitive edge. Exactech has strengthened its investment in these processes with the addition of an in-house prototype shop. Equipped to build instruments and implants, the shop speeds the company's product development cycle and reduces the cost of outsourcing.

With state-of-the-art equipment, the prototype shop provides manual or computer-controlled milling and lathe work, equipment for grinding and polishing metals, ovens for heat-treating materials and an electrical discharge machine to sculpt metal with intricate detail.



M SSAGE

EXACTECH THRIVES ON INTERACTION. THE PEOPLE AT EXACTECH FACILITATE COMMUNICATION THROUGH DETAILED PRODUCT TRAINING...TECHNICAL CONFERENCES...WIDE-REACHING DISTRIBUTION... INFORMATIVE ADVERTISING. THE COMPANY EMPLOYS MANY METHODS FOR MOBILIZING THE MESSAGE THAT GREATER INDEPENDENCE CAN BE POSSIBLE FOR MANY PEOPLE, THROUGH INNOVATIVE SURGICAL SOLUTIONS.



Exactech Conference Addresses Advances, New Frontiers in Bone & Joint Restoration

Technical symposiums provide a springboard for expert idea-exchange. Exactech facilitated such interaction among 300 surgeons from around the world when it sponsored "Advances in Bone and Joint Restoration," in May.

A distinguished faculty of international surgeons and scholars shared their knowledge in helping to formulate strategies for the next generation of orthopaedic and biologic products. Often citing Exactech product design rationale and clinical results as examples, they addressed concepts, surgical techniques and clinical performance of current treatment methods as well as the use of new and improved materials for bone and joint restoration.



Innovative Advertising Campaign Delivers the Exactech Message

The right track. It's not just a road we're on, it's a trail we're blazing. That's the theme of Exactech's two-year advertising campaign to promote the Optetrak® knee. By increasing the company's presence in leading orthopaedic publications, Exactech delivers the benefits of its products directly into surgeon's hands.



Supported by analogous images from nature, themes like "Evolution, Not Revolution," demonstrate the knee system's design characteristics and clinical results. Post cards mailed directly to targeted surgeons complement the ads, and "design rationale" publications elaborate on the technical details.

The Optetrak® knee system *(above)* was designed with nature in mind, to restore the *kinematics of knee extension* and flexion.

Renewed mobility enables people to cultivate the activities they most enjoy.

Hands-On Training Ensures Optimal Results with M-Series Hip

Surgeon-to-surgeon instruction is one of the best ways to ensure excellent results with a new orthopaedic device. Exactech leveraged this approach to highlight design characteristics and demonstrate the surgical technique for the AcuMatch® M-Series modular stem.



Through a series of instructional courses and hands-on laboratory sessions, surgeons who contributed to the M-Series design shared their experience and expertise with new M-Series users. The Medical Education and Research Institute in Memphis, Tennessee, provided a state-of-the-art surgical laboratory setting for delivery of the M-Series message.

FUTURE

EXACTECH IS A COMPANY IN FORWARD MOTION.

A COMMITMENT TO NEW PARTNERSHIPS...ENHANCED BUSINESS SYSTEMS...EXPANDED PRODUCT OFFERINGS...KEEPS THE COMPANY FOCUSED ON THE FUTURE AND POSITIONED FOR SUCCESS.

New ERP System Paves the Way for Collaborative Commerce

In the operating room, every minute counts. And the clock starts ticking long before the patient is on the table. Streamlined processes – from product development to purchasing to customer service – ensure that the right surgical products are in the right place at the right time.



To ensure a competitive advantage and real-time information sharing, today's leading corporations rely on integrated computer systems. Exactech has upgraded its Enterprise Resource Planning (ERP) system to provide the latest manufacturing functionality. With a solid infrastructure in place, the company can move forward with development of a "collaborative commerce" system. The goal: to provide a channel for secure information-sharing between Exactech and its suppliers, sales agents and surgeons.

Video Teleconference Provides Global Forum for Technology Exchange

In October, Exactech sponsored the first in a planned series of academic presentations to international audiences. A forum on total knee arthroplasty was broadcast via video teleconference from the University of Florida in Gainesville, FL. Nearly 200 surgeons in Spain, as well as bio-engineering students from the university, participated in a live, interactive discussion with Dr. Albert Burstein, one of the world's leading biomechanists and a co-designer of the Optetrak® knee. By taking advantage of business technologies such as videoconferencing, Exactech expands the scope of its global presence.

Alignment Plan Keeps Exactech On Track

To keep the company clearly focused and tracking in unison to common goals, Exactech began work in the fall on a company-wide alignment plan. In the coming year, company, departmental and individual actions are being integrated to target specific quarterly objectives.

The alignment plan provides a platform for improved communication within departmental teams and across functions. New reward and recognition programs enhance the team spirit and unify the celebration of success.

Financial Overview

COMPANY DESCRIPTION

The following discussion should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere herein.

Exactech, Inc. was founded by an orthopaedic surgeon and bioengineer in November 1985 to develop, manufacture, market and sell orthopaedic implant devices and related surgical instrumentation to hospitals and physicians in the United States and overseas. Exactech's products and services respond to the demands of hospitals and the surgical community in replacing joints which have deteriorated as a result of injury or diseases, such as arthritis.

Early in its history, the Company's revenues were principally derived from sales of its primary hip replacement systems. In 1999, the Company began a comprehensive design project to integrate concepts of cemented and press-fit hips into one system. That design project produced the AcuMatch® Integrated Hip System. Part of the design rationale was to enable all AcuMatch primary femoral components to be implanted using a single set of surgical instruments therefore making the system more efficient and user friendly. Presently, the AcuMatch system features the M-Series Modular Femoral Stem System, the C-Series Cemented Femoral Stem, the P-Series Press Fit Femoral Stem, the L-Series Hip System, and the A-Series Acetabular Components. The Opteon® Cemented Stem, the MCS® Porous Coated Total Hip System and the AcuMatch Integrated Hip System comprise Exactech's extensive line of hip implant devices.

In 1995, the Company introduced the primary components of the comprehensive Optetrak® knee system. The Optetrak knee system was conceived by Exactech in collaboration with members of its Scientific Advisory Board in cooperation with the Hospital for Special Surgery in New York, an internationally recognized hospital for orthopaedic surgery. The Optetrak system represents a differentiated product based on precision manufacturing techniques and a design which reduces articular contact stress. The Optetrak system is the most modern design of a series of proven knee implants which were first introduced in 1974. In 1997, the Optetrak system was enhanced to include constrained condylar components for revision procedures to replace failed implants and complex primary total knee replacement surgeries.

In 1998, Exactech introduced Opte*form*®, a biologic material for grafting and repairing bone defects, supplied by Regeneration Technologies, Inc.. Full-scale domestic distribution of the Opte*form* tissue service began during 1999. Opte*form* is used by surgeons to repair bone by creating osteoinductive and osteoconductive components to aid bone growth.

In 2001, the Company began distributing a unique bone cement system, Cemex®, under an exclusive agreement with Italian manufacturer, Tecres S.p.A. The Cemex bone cement system features a self-contained delivery system that has been clinically proven in Europe for more than a decade. By integrating bone cement powder and liquid into a sealed mixing system, Cemex is designed to offer surgeons and operating room personnel simplicity, safety and reliability in bone cement.

To market orthopaedic implant products in the United States, Exactech utilizes a network of independent agencies and domestic distributors that act as the Company's sales representatives. Internationally, the Company's products are marketed through distributors.

MARKET INFORMATION

The Company's Common Stock trades on the Nasdaq National Market under the symbol "EXAC". The following table sets forth, for the periods indicated, the high and low sales price of the Common Stock, as reported on the Nasdaq National Market:

	High	Low
2000		
First Quarter	$ 20.00	$ 11.06
Second Quarter	17.00	12.38
Third Quarter	19.00	16.00
Fourth Quarter	21.50	17.00
2001		
First Quarter	$ 20.00	$ 15.88
Second Quarter	17.25	11.00
Third Quarter	13.50	11.35
Fourth Quarter	16.60	11.00
2002		
First Quarter (through February 20th)	$ 18.50	$ 15.55

No cash dividends have been paid to date by the Company on its Common Stock. The Company intends to retain all future earnings for the operation and expansion of its business and does not anticipate the payment of cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon a number of factors, including future earnings, results of operations, capital requirements, the Company's financial condition and any restrictions under credit agreements existing from time to time, as well as such other factors as the Board of Directors may deem relevant.

As of February 20, 2002, the Company had approximately 217 shareholders of record. There are in excess of 2,626 beneficial owners of the Company's Common Stock.

SELECTED FINANCIAL DATA

The selected financial data set forth below has been derived from the audited financial statements of the Company. This data should be read in conjunction with the financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
Statement of Operations Data:					
Net sales	$17,648,060	$24,024,356	$32,954,283	$41,925,375	$46,599,351
Cost of goods sold	5,844,772	8,469,938	11,558,593	14,561,656	16,186,624
Gross profit	11,803,288	15,554,418	21,395,690	27,363,719	30,412,727
Operating expenses:					
Sales and marketing	4,911,906	5,968,611	8,445,544	11,229,966	12,976,732
General and administrative	1,677,878	2,184,564	2,665,035	3,168,029	4,765,246
Research and development	937,988	1,271,825	1,621,175	2,137,978	2,210,216
Depreciation and amortization	813,200	1,202,000	1,679,676	2,153,807	2,649,957
Royalties	855,415	1,215,956	1,508,098	1,643,378	1,762,326
Total operating expenses	9,196,387	11,842,956	15,919,528	20,333,158	24,364,477
Income from operations	2,606,901	3,711,462	5,476,162	7,030,561	6,048,250
Other income (expense):					
Interest income (expense), net	200,720	(70,686)	(136,893)	(287,988)	(390,734)
Loss on disposal of assets	(50,530)	(120,453)	(155,683)	(68,281)	(79,217)
Equity in net (loss) income of subsidiary	(183,909)	13,778	-	-	(131,574)
Income before provision for income taxes	2,573,182	3,534,101	5,183,586	6,674,292	5,446,725
Provision for income taxes	997,188	1,406,671	2,016,019	2,494,774	1,987,193
Net income	1,575,994	2,127,430	3,167,567	4,179,518	3,459,532
Basic earnings per common share	$0.32	$0.43	$0.64	$0.83	$0.66
Diluted earnings per common share	$0.32	$0.43	$0.61	$0.78	$0.64

Balance Sheet Data:	1997	1998	1999	2000	2001
Total current assets	$16,867,260	$18,055,329	$21,447,309	$29,473,191	$31,665,906
Total assets	27,154,836	29,238,120	34,609,406	44,548,568	47,477,575
Total current liabilities	2,464,461	2,187,582	3,594,627	8,192,866	5,329,849
Total long-term debt, net of current portion	3,912,835	3,906,802	3,600,000	3,300,000	3,000,000
Total liabilities	6,811,244	6,754,643	8,169,607	12,912,890	10,097,807
Total common shareholders' equity	20,343,592	22,483,477	26,439,799	31,635,678	37,379,768

The following table sets forth for the periods indicated information with respect to the dollar amount of sales of the Company's products sold and the dollar amount and percentages of revenues derived from such sales (dollars in thousands):

SALES SUMMARY BY PRODUCT LINE

	Year Ended ($'000s)					
	December 31, 1999		December 31, 2000		December 31, 2001	
	$	%	$	%	$	%
Knee Products	21,259	64.5%	26,109	62.3%	28,214	60.5%
Hip Products	5,928	18.0%	8,571	20.5%	10,433	22.4%
Tissue Services	4,053	12.3%	5,348	12.8%	5,252	11.3%
Instrument Sales and Rental	1,171	3.6%	1,230	2.9%	1,392	3.0%
Acudriver	284	0.8%	230	0.5%	232	0.5%
Bone Cement	-	0.0%	-	0.0%	382	0.8%
Miscellaneous	259	0.8%	437	1.0%	694	1.5%
Total	32,954	100.0%	41,925	100.0%	46,599	100.0%

SALES AND EARNINGS

Overall, indicators and trends remain positive except for operating income and the resulting calculations of Earnings Per Share, which decreased primarily as a result of the impact of the arbitration and litigation issues (see Note 6 to the consolidated financial statements).

Net sales increased by $4,673,976, or 11%, to $46,599,351 in the year ended December 31, 2001 from $41,925,375 in the year ended December 31, 2000. Net sales for the year ended December 31, 2000 increased $8,971,092, or 27%, from $32,954,283 in the year ended December 31, 1999. Domestic sales increased 11% to $38,208,250 in the year ended December 31, 2001 from $34,343,299 in the year ended December 31, 2000, which represented an increase of 28% from $26,785,033 in the year ended December 31, 1999. International sales increased 11% to $8,391,101 in the year ended December 31, 2001 from $7,582,076 in the year ended December 31, 2000, an increase of 23% from $6,169,250 in the year ended December 31, 1999. As a percentage of sales, international sales remained constant at 18% for the years ended December 31, 2000 and December 31, 2001, after decreasing from 19% for the year ended December 31, 1999. The overall increase in net sales in the years ended December 31, 2000 and 2001 resulted from growth in the Company's major product lines, both in terms of units and dollars. This continued growth can be attributed to increased market penetration of the Company's products, paced by the Company's line of hip implant products. Sales of hip implant products for the year ended December 31, 2001 increased by 6% on a unit basis and by 22% on a dollar basis from the year ended December 31, 2000, which had increased by 41% on a unit basis and by 45% on a dollar basis from the year ended December 31, 1999. The increase in hip sales for both of the years ended December 31, 2000 and 2001, resulted from increased marketing efforts in support of the product introduction of the Company's comprehensive AcuMatch Integrated Hip System. Sales of knee implant products for the year ended December 31, 2001 increased by 13% on a unit basis and by 8% on a dollar basis, as compared to an increase of 23% on a unit and dollar basis for the year ended December 31, 2000 from the year ended December 31, 1999. The increases in sales of knee implant products reflect a continued market acceptance for the Company's Opetrak knee systems. For the year ended December 31, 2001, the Company experienced a slightly lower average selling price worldwide for knee implants from the year ended December 31, 2000, resulting in lower dollar sales growth as compared to unit sales growth, primarily due to higher international unit sales growth. Hip and knee surgical instrument sales and rentals increased 13% to $1,391,680 in the year ended December 31, 2001, as compared to $1,229,842 in the year ended December 31, 2000, which represented an increase of 5% from $1,170,436 in the year ended December 31, 1999.

Gross profit increased by $3,049,008, or 11%, to $30,412,727 in the year ended December 31, 2001, from $27,363,719 in the year ended December 31, 2000, which represented an increase of $5,968,029, or 28%, from $21,395,690 in the year ended December 31, 1999. As a percentage of sales, gross profit remained constant at 65.3% in the years ended December 31, 2001 and December 31, 2000, compared to 64.9% in the year ended December 31, 1999. The increase in the gross margin, as a percentage of sales, in the year ended December 31, 2000 was primarily due to reduced unit costs of the Company's products realized because of increased internal manufacturing of components.

Total operating expenses increased by $4,031,319, or 20%, to $24,364,477 in the year ended December 31, 2001 from $20,333,158 in the year ended December 31, 2000, which represented an increase of $4,413,630, or 28%, from $15,919,528 in the year ended December 31, 1999. As a percentage of sales, operating expenses increased to 52% for the year ended December 31, 2001, as compared to 49% for the year ended December 31, 2000 and 48% for the year ended December 31, 1999.

Sales and marketing expenses increased by $1,746,766, or 16%, to $12,976,732 in the year ended December 31, 2001, from $11,229,966 in the year ended December 31, 2000, which represented an increase of $2,784,422, or 33%, from $8,445,544 in the year ended December 31, 1999. As a percentage of sales, sales and marketing expenses for the year ended December 31, 2001 increased slightly to 28%, as compared to 27% in the year ended December 31, 2000 and 26% in the year ended December 31, 1999. The Company's sales and marketing expenses are largely variable costs based on sales levels, with the largest component being commissions. Sales and marketing expenses increased in both 2000 and 2001, primarily as a result of marketing initiatives in the area of meetings, training, and targeted advertising campaigns. In the year ended December 31, 2001, the Company hosted its first worldwide surgeons conference that was attended by over 300 surgeons from the United States and overseas. For the year ended December 31, 2000, sales and marketing expenses increased primarily as a result of marketing efforts to support new product introductions and expanded training programs for the Company's sales representatives.

General and administrative expenses increased by $1,597,217, or 50%, to $4,765,246 in the year ended December 31, 2001 from $3,168,029 in the year ended December 31, 2000, which represented an increase of $502,994, or 19%, from $2,665,035 in the year ended December 31, 1999. General and administrative expenses for the year ended December 31, 2001 increased primarily as a result of $1,423,168 of legal expenditures for ongoing arbitration and litigation issues (see Note 6 - Commitments and Contingencies in the accompanying notes to consolidated financial statements). As a percentage of sales, general and administrative expenses increased to 10% for the year ended December 31, 2001, as compared to 8% in each of the years ended December 31, 2000 and December 31, 1999. General and administrative expenses increased in the year ended December 31, 2000 as compared to the year ended December 31, 1999 primarily as a result of increased expenditures for infrastructure to support the Company's growth.

Research and development expenses increased by $72,238, or 3%, to $2,210,216 in the year ended December 31, 2001 from $2,137,978 in the year ended December 31, 2000, which represented an increase of $516,803, or 32%, from $1,621,175 in the year ended December 31, 1999. Product development costs increased slightly in the year ended December 31, 2001 due primarily to the completion in 2000 of efforts associated with comprehensive improvements to the Company's integrated primary hip and modular hip systems. As a percentage of sales, research and development expenses have remained constant at 5% in the years ended December 31, 2001, 2000 and 1999.

Depreciation and amortization expenses increased by $496,150, or 23%, to $2,649,957 in the year ended December 31, 2001 from $2,153,807 in the year ended December 31, 2000, which represented an increase of $474,131, or 28%, from $1,679,676 in the year ended December 31, 1999. Depreciation and amortization expenses increased in the year ended December 31, 2001 primarily due to the addition of surgical instrumentation and manufacturing equipment. During the year ended December 31, 2001, $3,205,541 of equipment and instrumentation was placed in service, as compared to $4,401,462 of equipment and instrumentation placed in service during the year ended December 31, 2000. The increase in depreciation and amortization expense has resulted from Exactech's continuing commitment to invest in capital for the growth of its business.

Royalty expenses increased by $118,948, or 7%, to $1,762,326 in the year ended December 31, 2001 from $1,643,378 in the year ended December 31, 2000, as compared to an increase of $135,280, or 9%, from $1,508,098 in the year ended December 31, 1999. As a percentage of sales, royalty expenses remained constant at 4% for the years ended December 31, 2001 and December 31, 2000, after decreasing from 5% for the year ended December 31, 1999. The smaller increases in royalty expenses for the years ended December 31, 2000 and 2001 were primarily the result of the growth in sales of hip implants and tissue services which incur a lower, or no, royalty rate. During each of the years ended December 31, 1999, 2000 and 2001, the Company recognized royalties to the Hospital for Special Surgery of $812,832, $1,019,598 and $1,077,281, respectively.

The Company's income from operations decreased by $982,311, or 14%, to $6,048,250 in the year ended December 31, 2001 from $7,030,561 in the year ended December 31, 2000, which represented an increase of $1,554,399, or 28%, from $5,476,162 in the year ended December 31, 1999. For the year ended December 31, 2001, the decrease was primarily the result of the increase in operating expenses, the largest component being legal charges associated with the Company's arbitration and litigation. For the year ended December 31, 2000, the increase was primarily due to the increase in sales, coupled with an increase in gross margin, along with a relatively flat growth in operating expenses, as a percentage of sales.

Interest income decreased $13,315, or 27%, to $36,388 in the year ended December 31, 2001 from $49,703 in the year ended December 31, 2000, which represented a decrease of $33,725, or 40%, from $83,428 for the year ended December 31, 1999. For the year ended December 31, 2001, interest expense increased $89,431, or 27%, to $427,122 from $337,691 for the year ended December 31, 2000, which represented an increase of $117,370, or 53%, from $220,321 in the year ended December 31, 1999. For the year ended December 31, 2001, interest income decreased as available cash was used to service current liabilities while interest charges were incurred on borrowing under the Company's credit facility during the year ended December 31, 2000. Similarly, for the year ended December 31, 2000, the decrease in interest income and increase in interest expense was the result of a reduction of cash levels while there was increased borrowing associated with the Company's infrastructure and inventory expansion. The weighted average outstanding principal balance of the Company's long-term debt was approximately $3,550,000, $3,850,000 and $3,906,418 during 2001, 2000 and 1999, respectively. The average outstanding balance has decreased in each of the two years ended December 31, 2001 and December 31, 2000 due to the payment of principal on the outstanding Industrial Revenue Bond (IRB) financing. The weighted average interest rate on such debt was 2.78%, 4.32%, and 3.44% for 2001, 2000 and 1999, respectively. During the year ended December 31, 2001, the Company incurred interest expense on borrowings under an existing short-term line of credit. The average outstanding principal balance on the line of credit was $1,411,340, as compared to $1,207,784 during the year ended December 31, 2000. The weighted average interest rate on the line of credit was 5.93% for the year ended December 31, 2001 as compared to 8.81% for the year ended December 31, 2000.

Income before provision for income taxes decreased by $1,227,567, or 18%, to $5,446,725 in the year ended December 31, 2001 from $6,674,292 in the year ended December 31, 2000, which represented an increase of $1,490,706, or 29%, from $5,183,586 in the year ended

December 31, 1999. The provision for income taxes decreased $507,581, or 20%, to $1,987,193 in the year ended December 31, 2001 from $2,494,774 in the year ended December 31, 2000, which increased $478,755, or 24%, from $2,016,019 in the year ended December 31, 1999. The effective tax rate for the year ended December 31, 2001 was 36.5% as compared to 37.4% for the year ended December 31, 2000 and 38.9% in the year ended December 31, 1999. The decrease in the effective tax rates for each of the years ended December 31, 2001 and 2000 was primarily a result of an increased impact of the research and development credit and foreign sales corporation tax benefits.

As a result of the foregoing, the Company realized net income of $3,459,532 in the year ended December 31, 2001, a decrease of 17% from $4,179,518 in the year ended December 31, 2000. Net income for the year ended December 31, 2000 represented an increase of 32% as compared to $3,167,567 in the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations through borrowings, the sale of equity securities and cash flow from operations. At December 31, 2001, the Company had working capital of $26,336,057, as compared to $21,280,325 at December 31, 2000 and $17,852,682 at December 31, 1999. As a result of operating, investing and financing activities, cash and cash equivalents at December 31, 2001 increased $552,677 to $1,001,000 from $448,323 at December 31, 2000, which was a decrease of $1,192,748 from $1,641,071 at December 31, 1999. For the year ended December 31, 2001, the increase in working capital was primarily the result of an increase in trade receivables of $1,447,046 and a reduction in current liabilities, including a reduction in the short-term line of credit facility of $2,228,883. For the year ended December 31, 2000, the increase in working capital was the result of the increase in inventory in support of new product launches. For the year ended December 31, 1999, the increase in working capital was primarily the result of increases in net sales and income while maintaining a minimal increase in inventory.

The Company maintains a credit facility with Merrill Lynch Business Financial Services, Inc., which is secured by accounts receivable and inventory. The credit line is limited to the lesser of 80% of the value of accounts receivable less than 90 days old, plus the lesser of 50% of the value of inventory (excluding raw materials and work-in-progress inventory) and 25% of inventory on consignment or $6,000,000. The credit line was extended in January 2001 to increase the available limit to $12,000,000, expiring June 30, 2002. As of December 31, 2001, there was $1,385,566 outstanding under the line of credit as compared to $3,614,449 at December 31, 2000. At December 31, 2001, the Company had outstanding commitments for the purchase of inventory and raw materials of $4,312,430, along with commitments to purchase $276,771 of capital equipment. The Company believes that funds from operations and borrowings under its existing credit facility will be sufficient to satisfy its contemplated cash requirements for the following twelve months.

Operating Activities

Operating activities provided net cash of $4,600,007 in the year ended December 31, 2001, as compared to using net cash of $1,162,408 in the year ended December 31, 2000. For the year ended December 31, 1999, operating activities provided net cash of $4,022,610. In the year ended December 31, 2001, operating activities provided net cash primarily as a result of sales and increases in other liabilities, which increased by $428,537. In the year ended December 31, 2000, operating activities used net cash primarily as a result of the increase in inventory, which increased to $19,397,100 at December 31, 2000, from $11,638,895 at December 31, 1999. In the year ended December 31, 2001, cash used as a result of the increase in trade receivables was $1,447,046 as compared to $1,076,130 during 2000 and $2,340,671 during 1999. Cash used as a result of an increase in inventory for the year ended December 31, 2001 was $200,441 as compared to $7,758,205 in the year ended December 31, 2000 and $106,334 in the year ended December 31, 1999. The large increase in inventory in the year ended December 31, 2000 was primarily the result of purchases associated with the Company's comprehensive revision to its hip implant product lines. For the year ended December 31, 2001 cash required as a result of a decrease in accounts payable was $1,081,161, compared to cash provided as a result of an increase in accounts payable of $804,793 in 2000 and $1,082,356 in 1999.

Investing Activities

During the year ended December 31, 2001, net cash used in investing activities decreased to $3,803,005, as compared to $4,361,150 used during the year ended December 31, 2000, and $3,820,111 used during the year ended December 31, 1999. The decrease in the year ended December 31, 2001 was primarily the result of comparatively fewer purchases of manufacturing equipment and surgical instrumentation.

Financing Activities

For the year ended December 31, 2001, financing activities used net cash of $244,325, as compared to financing activities providing net cash of $4,330,810 for the year ended December 31, 2000 and $775,920 in the year ended December 31, 1999. For the year ended December 31, 2001, the Company used cash of $3,800,000 to pay outstanding long and short-term debt, which was partially offset by proceeds from the issuance of stock providing cash of $2,284,558. Borrowings under the Company's line of credit provided cash of $1,271,117 in the year ended December 31, 2001, as compared to $3,614,449 in the year ended December 31, 2000.

At December 31, 2001, the Company did not have any off-balance sheet financing arrangements (other than operating leases disclosed in Note 11 of the Notes to the Consolidated Financial Statements) or any unconsolidated, special purpose entities.

CERTAIN RISK FACTORS

Although it is not possible to predict or identify all such factors, they may include those listed below, which should not be considered an exhaustive statement of all potential risks and uncertainties:

- The Company is subject to extensive government regulation. Failure to obtain government approvals and clearances for new products and/or modifications to existing products on a timely basis would likely have a material adverse effect on the business and financial results of the Company. A significant recall of one or more of the Company's products could have a material adverse effect on the Company's business and financial results. There can be no assurance that such clearances will be granted or that review by government authority will not involve delays materially adversely affecting the marketing and sale of the Company's products.
- The Company faces uncertainty relating to the availability of third-party reimbursement for its products. The failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used or adverse changes in governmental and private payors' policies toward reimbursement for such procedures would have a material adverse effect on the Company's business and financial results.
- The Company is required to incur significant expenditures of resources in order to maintain relatively high levels of inventory. As a result of the need to maintain substantial levels of inventory, the Company is subject to the risk of inventory obsolescence. In the event that a substantial portion of the Company's inventory becomes obsolete, it would have a material adverse effect on the Company's business and financial results.
- The Company conducts business in a highly competitive industry. The orthopaedic implant industry is subject to competition in the following areas: product features and design, innovation, service, the ability to maintain new product flow, relationships with key orthopaedic surgeons and hospitals, strength of distribution network, and price. In addition, the Company faces competition for regional sales representatives within the medical community. There can be no assurance that the Company will be able to compete successfully.
- The Company's success is partially dependent upon its ability to successfully market new and improved products and the market acceptance of those products. The failure of its products to gain market acceptance would be likely to have a material adverse effect on the Company's business and financial results. There can be no assurance that new or improved products will gain market acceptance.
- The Company is subject to federal anti-kickback laws and regulations. These laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce: referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or another government sponsored health care program, or purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or product for which payment may be made by a government-sponsored health care program. There can be no assurance that federal or state regulatory authorities will not challenge the Company's current or future activities under these laws. Any challenge by those regulatory authorities could have a material adverse effect on the Company's business or financial results. Any state or federal regulatory review of the Company, regardless of the outcome, would be costly and time consuming.
- The Company holds patents on specific designs and processes which can provide it with a competitive advantage. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford the Company, that any patent applications will result in issued patents, that patents will not be circumvented or invalidated, or that the parties from whom the Company has licensed or otherwise acquired patent rights, proprietary rights and technology have full rights to those patent rights and technology.
- The Company relies on trade secrets and proprietary know-how. The Company employs various methods to protect its proprietary information, including confidentiality agreements and proprietary information agreements. There can be no assurance that those confidential or proprietary information agreements will not be breached, that the Company would have adequate remedies for any breach, or that its trade secrets and proprietary know-how will not otherwise become known to or independently developed by competitors.
- The Company is required to make significant royalty payments under license agreements. There can be no assurance that the Company will have the funds to make those royalty payments or that the payment of those royalties will not have a material adverse effect on the Company's results of operation.
- The Company must devote substantial resources to research and development. There can be no assurance that the Company will be successful in developing competitive new products and/or improving existing products so that its products remain competitive and avoid obsolescence.
- The Company is subject to potential product liability risks which are inherent in the design, marketing and sale of orthopaedic implants and surgical instrumentation. No assurance can be given that the Company will not face claims resulting in substantial liability for which the Company is not fully insured or that the Company will be able to maintain adequate levels of insurance on acceptable terms. A partially or completely uninsured successful claim against the Company of sufficient magnitude could have a material adverse effect on the Company's business and financial results.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 of Notes to Consolidated Financial Statements for information concerning recent accounting pronouncements.

CAUTIONARY STATEMENT RELATING TO FORWARD LOOKING STATEMENTS

Certain matters discussed with this report contain various "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events, including, but not limited to, statements regarding growth in sales of the Company's products, profit margins and the sufficiency of the Company's cash flow for its future liquidity and capital resource needs. These forward looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. These factors include, without limitation, the effect of competitive pricing, the Company's dependence on the ability of its third-party manufacturers to produce components on a basis which is cost-effective to the Company, market acceptance of the Company's products, the outcome of arbitration and litigation, and the effects of governmental regulation. Results actually achieved may differ materially from expected results included in these statements as a result of these or other factors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from interest rates. For its cash and cash equivalents, a change in interest rates affects the amount of interest income that can be earned. For its debt instruments, changes in interest rates affect the amount of interest expense incurred.

The Company invoices and receives payment from international distributors in United States Dollars and is not subject to risk associated with foreign currency exchange rates.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The amounts presented approximate the financial instruments' fair market value as of December 31, 2001.

	2002	2003	2004	2005	Thereafter	Total
CASH AND CASH EQUIVALENTS						
Overnight repurchase account at variable interest rate	$ 1,000,000					$ 1,000,000
Weighted average interest rate	2.7%					
LIABILITIES						
Line of credit at variable interest rate	$ 1,385,566					$ 1,385,566
Weighted average interest rate	5.9%					
Industrial Revenue Bond at variable interest rate	$ 300,000	$ 300,000	$ 300,000	$ 300,000	$ 2,100,000	$ 3,300,000
Weighted average interest rate	2.8%	2.8%	2.8%	2.8%	2.8%	

INDEPENDENT AUDITORS' REPORT

Deloitte & Touche

To the Board of Directors and Shareholders of Exactech, Inc.
Gainesville, Florida

We have audited the accompanying consolidated balance sheets of Exactech, Inc. and subsidiary (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Certified Public Accountants
Jacksonville, Florida
February 14, 2002

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 2001

	2000	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 448,323	$ 1,001,000
Trade receivables (net of allowance of $381,041 and $373,262)	9,055,611	10,502,657
Refundable income taxes	156,314	-
Prepaid expenses and other assets, net	234,439	275,452
Inventories	19,397,100	19,597,541
Deferred tax assets	181,404	289,256
Total current assets	29,473,191	31,665,906
PROPERTY AND EQUIPMENT:		
Land	462,629	462,629
Machinery and equipment	5,873,964	6,523,595
Surgical instruments	9,420,782	11,513,487
Furniture and fixtures	530,406	551,837
Facilities	3,595,476	3,595,476
Total property and equipment	19,883,257	22,647,024
Accumulated depreciation	(5,900,006)	(7,860,860)
Net property and equipment	13,983,251	14,786,164
OTHER ASSETS:		
Product licenses and designs, net	305,195	273,096
Deferred financing costs, net	121,221	108,216
Investment in joint venture	-	13,999
Advances and deposits	143,646	143,526
Patents and trademarks, net	522,064	486,668
Total other assets	1,092,126	1,025,505
TOTAL ASSETS	$ 44,548,568	$ 47,477,575
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,223,295	$ 2,142,134
Income taxes payable	-	18,490
Line of credit	3,614,449	1,385,566
Current portion of long-term debt	300,000	300,000
Commissions payable	565,377	672,018
Royalties payable	399,973	453,020
Other liabilities	89,772	358,621
Total current liabilities	8,192,866	5,329,849
LONG-TERM LIABILITIES:		
Deferred tax liabilities	1,420,024	1,767,958
Long-term debt, net of current portion	3,300,000	3,000,000
Total long-term liabilities	4,720,024	4,767,958
Total liabilities	12,912,890	10,097,807
COMMITMENTS AND CONTINGENCIES (Notes 6 and 11)		
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value; 15,000,000 shares authorized, 5,101,848 and 5,323,809 shares issued and outstanding	51,018	53,238
Additional paid-in capital	16,818,568	19,100,906
Retained earnings	14,766,092	18,225,624
Total shareholders' equity	31,635,678	37,379,768
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,548,568	$ 47,477,575

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001
NET SALES	$ 32,954,283	$ 41,925,375	$ 46,599,351
COST OF GOODS SOLD	11,558,593	14,561,656	16,186,624
Gross profit	21,395,690	27,363,719	30,412,727
OPERATING EXPENSES:			
Sales and marketing	8,445,544	11,229,966	12,976,732
General and administrative	2,665,035	3,168,029	4,765,246
Research and development	1,621,175	2,137,978	2,210,216
Depreciation and amortization	1,679,676	2,153,807	2,649,957
Royalties	1,508,098	1,643,378	1,762,326
Total operating expenses	15,919,528	20,333,158	24,364,477
INCOME FROM OPERATIONS	5,476,162	7,030,561	6,048,250
OTHER INCOME (EXPENSE):			
Interest income	83,428	49,703	36,388
Interest expense	(220,321)	(337,691)	(427,122)
Loss on disposal of assets	(155,683)	(68,281)	(79,217)
Equity in net loss of joint venture	-	-	(131,574)
Total other (expense) income	(292,576)	(356,269)	(601,525)
INCOME BEFORE PROVISION FOR INCOME TAXES	5,183,586	6,674,292	5,446,725
PROVISION FOR INCOME TAXES			
Current	1,701,298	2,231,134	1,747,111
Deferred	314,721	263,640	240,082
	2,016,019	2,494,774	1,987,193
NET INCOME	$ 3,167,567	$ 4,179,518	$ 3,459,532
BASIC EARNINGS PER COMMON SHARE	$ 0.64	$ 0.83	$ 0.66
DILUTED EARNINGS PER COMMON SHARE	$ 0.61	$ 0.78	$ 0.64

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, December 31, 1998	4,907,163	$ 49,072	$ 15,015,398	$ 7,419,007	$ 22,483,477
Issuance of common stock	700	7	6,993		7,000
Exercise of stock options	29,107	291	155,600		155,891
Exercise of warrants	66,542	665	559,363		560,028
Issuance of common stock under the Company's Employee Stock Purchase Plan	4,567	46	47,709		47,755
Tax benefit from exercise of stock options			18,081		18,081
Net income				3,167,567	3,167,567
Balance, December 31, 1999	5,008,079	50,081	15,803,144	10,586,574	26,439,799
Issuance of common stock	922	9	12,306		12,315
Exercise of stock options	21,856	218	128,259		128,477
Exercise of warrants	58,488	585	654,481		655,066
Issuance of common stock under the Company's Employee Stock Purchase Plan	12,503	125	131,802		131,927
Compensation benefit of non-qualified stock options			5,089		5,089
Tax benefit from exercise of stock options			83,487		83,487
Net income				4,179,518	4,179,518
Balance, December 31, 2000	5,101,848	51,018	16,818,568	14,766,092	31,635,678
Issuance of common stock	883	9	15,991		16,000
Exercise of stock options	136,541	1,366	1,047,306		1,048,672
Exercise of warrants	72,737	727	813,927		814,654
Issuance of common stock under the Company's Employee Stock Purchase Plan	11,800	118	134,928		135,046
Compensation benefit of non-qualified stock options			8,724		8,724
Tax benefit from exercise of stock options			261,462		261,462
Net income				3,459,532	3,459,532
Balance, December 31, 2001	5,323,809	$ 53,238	$ 19,100,906	$ 18,225,624	$ 37,379,768

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

	1999	2000	2001
OPERATING ACTIVITIES:			
Net income	$ 3,167,567	$ 4,179,518	$ 3,459,532
Adjustments to reconcile net income to net cash provided by (used in) operating activities :			
Depreciation and amortization	1,754,370	2,289,835	2,842,797
Loss on disposal of equipment	155,683	68,281	79,217
Equity in net loss of joint venture	-	-	131,574
Deferred income taxes	314,721	263,640	240,082
Increase in trade receivables	(2,340,671)	(1,076,130)	(1,447,046)
Increase in inventories	(106,334)	(7,758,205)	(200,441)
(Increase) decrease in prepaids and other assets	(60,533)	20,225	(27,888)
Decrease (increase) in refundable income taxes	24,729	(133,362)	174,804
Increase (decrease) in accounts payable	1,082,356	804,793	(1,081,161)
Increase in other liabilities	30,722	178,997	428,537
Net cash provided by (used in) operating activities	4,022,610	(1,162,408)	4,600,007
INVESTING ACTIVITIES:			
Purchase of product licenses and designs	(150,000)	-	(25,000)
Purchases of property and equipment	(4,349,916)	(4,307,299)	(3,602,782)
Investment in joint venture	-	-	(145,573)
Change in unexpended industrial revenue bond proceeds	856,992	-	-
Cost of patents and trademarks	(177,187)	(53,851)	(29,650)
Net cash used in investing activities	(3,820,111)	(4,361,150)	(3,803,005)
FINANCING ACTIVITIES:			
Net proceeds from borrowing (payments) on line of credit	-	3,614,449	(2,228,883)
Principal payments on debt	-	(300,000)	(300,000)
Principal payments on capital lease obligations	(12,835)	-	-
Proceeds from issuance of common stock	788,755	1,016,361	2,284,558
Net cash provided by (used in) financing activities	775,920	4,330,810	(244,325)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	978,419	(1,192,748)	552,677
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	662,652	1,641,071	448,323
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,641,071	$ 448,323	$ 1,001,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 217,683	$ 338,371	$ 331,428
Income taxes	1,658,488	2,307,546	1,466,115
Noncash investing and financing activities:			
Relief of compensation accrual on issuance of stock	5,971	-	-

See notes to consolidated financial statements

1. ORGANIZATION

The consolidated financial statements include the amounts of Exactech, Inc. and its wholly-owned subsidiary, Exactech International, Inc. (collectively referred to as the "Company"). All significant intercompany items have been eliminated. The Company was organized in 1985 to develop and market orthopaedic implant devices. In 1987, the Company began marketing its first product, a total hip replacement system. In 1995, the Company began marketing a knee system. In 1999, the Company began full domestic distribution of a licensed tissue service. In 2001, the Company began distribution of a bone cement system under an agreement. The Company's principal market is the United States; however, international markets represent approximately eighteen percent of the Company's business. During 1999, Exactech International, Inc., a Foreign Sales Corporation, was founded to act as agent on behalf of Exactech for international sales transactions. All sales to international distributors are billed payable in U.S. Dollars and are not subject to foreign currency risks. In 2001, the Company entered into an agreement for a joint-venture in the Peoples Republic of China (Taiwan). The Company accounts for its investment in the joint-venture under the equity method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on deposit in financial institutions, including a money market account, institutional money funds, overnight repurchase agreements, and other short-term investments with a maturity of 90 days or less at the time of purchase.

Concentration of Credit Risk — The Company's accounts receivable consist primarily of amounts due from hospitals. Amounts due from international distributors carry longer payment terms than domestic customers, typically due in 120 days. The Company performs credit evaluations on its customers and generally does not require collateral.

Financial Instruments — The Company's financial instruments include cash and cash equivalents, trade receivables and debt. The carrying amounts of cash and cash equivalents and trade receivables approximate fair value due to their short maturities. The carrying amount of debt approximates fair value due to the variable rate associated with the debt.

Inventories — Inventories are valued at the lower of cost (first-in, first-out method) or market and include implants provided to customers and agents. The Company provides significant loaned implant inventory to non-distributor customers. The Company provides an adjustment to inventory based on obsolescence and slow-moving inventory. This impairment adjustment establishes a new cost basis for such inventory and is not subsequently recovered through income. The following table summarizes inventory classification as of December 31,

	2000	2001
Raw materials	$ 3,377,106	$ 2,086,586
Work in process	311,232	199,952
Finished goods	15,708,762	17,311,003
	$ 19,397,100	$ 19,597,541

Property and Equipment — Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over estimated useful lives of the related assets ranging from five to thirty-nine years. Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $1,562,456, $2,037,420 and $2,527,812, respectively. Maintenance and repairs are charged to expense. Certain instruments utilized in the surgical implant procedures are loaned to customers and are amortized over an estimated useful life of seven years. Periodically, management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the carrying amount of the asset to the sum of expected future cash flows (undiscounted and without interest charges) resulting from use of the asset and its eventual disposition.

Revenue Recognition — The Company provides inventories of its products to its United States sales agencies until sold or returned for use in marketing its products and filling customer orders. In the case of sales through such sales agencies, sales revenues are generally recognized when the product is implanted. Foreign distributors typically purchase product inventory and instruments from the Company for their use in marketing and filling customer orders. Sales to such foreign distributors are recognized upon shipment of the product. Estimated costs of returns and allowances on sales to foreign distributors are accrued at the time products are shipped.

Deferred Financing Costs — Deferred financing costs are stated net of accumulated amortization of $40,560 at December 31, 2000 and $78,510 at December 31, 2001. These costs are amortized to interest expense over the expected life of the underlying debt.

Patents and Trademarks — Patents and trademarks are amortized on a straight-line basis over their estimated useful lives ranging from five to seventeen years and stated net of accumulated amortization of $387,930 at December 31, 2000 and $510,075 at December 31, 2001.

Income Taxes — Deferred income taxes are provided on temporary differences which arise from certain transactions being reported for financial statement purposes in different periods than for income tax purposes. Deferred tax assets and liabilities are recognized using an asset and liability approach and are based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

Research and Development — Research and development costs are expensed in the period incurred.

Earnings Per Share — Basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates.

Options and Stock Awards — The Company has elected to account for its employee stock compensation plans under the intrinsic value based method with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 "Accounting for Stock Based Compensation" had been applied (Note 10). Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. For grants of options to non-employees, the Company accounts for these transactions utilizing the fair value based method of accounting defined in SFAS No. 123, incurring a charge for the value of the option, as calculated by the Black-Scholes asset pricing model, amortized over the service period of the option.

Reclassifications — Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation.

New Accounting Standards — In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company adopted SFAS 133 and the corresponding amendments under SFAS 138 on January 1, 2001. SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit associated with the goodwill. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 141 on July 1, 2001. The adoption of SFAS 141 did not have a material effect on the Company's financial position, results of operations or cash flows. The Company will adopt SFAS 142 and SFAS 144 effective January 1, 2002, and SFAS 143 effective January 1, 2003. It does not appear the adoption of SFAS 142, SFAS 143 or SFAS 144 will have a material impact on the Company's financial position, results of operations or cash flows.

3. INCOME TAXES

The provision for income taxes consists of the following:

	1999	2000	2001
Current:			
Federal	$ 1,318,286	$ 1,752,842	$ 1,381,248
State	383,012	478,292	365,863
Total current	1,701,298	2,231,134	1,747,111
Deferred:			
Federal	243,219	209,946	191,186
State	71,502	53,694	48,896
Total deferred	314,721	263,640	240,082
Total provision	$ 2,016,019	$ 2,494,774	$ 1,987,193

A reconciliation between the amount of reported income tax provision and the amount computed at the statutory Federal income tax rate for the years ended December 31, 1999, 2000 and 2001 follows:

	1999	2000	2001
Statutory Federal rate	34.0%	34.0%	34.0%
State income taxes			
(net of Federal income tax benefit)	5.3%	5.3%	5.3%
Other	-0.4%	-1.9%	-2.8%
	38.9%	37.4%	36.5%

The types of temporary differences and their related tax effects that give rise to deferred tax assets and liabilities at December 31, 1999, 2000, and 2001 are as follows:

	1999	2000	2001
Deferred tax liabilities:			
Basis difference in property and equipment	$ 1,111,392	$ 1,392,592	$ 1,747,888
Basis difference in patents	25,059	27,432	20,070
Gross deferred tax liabilities	1,136,451	1,420,024	1,767,958
Deferred tax assets:			
Capital loss carryover	82,313	82,313	82,313
Valuation allowance of capital loss carryover	(58,745)	(82,313)	(82,313)
Accrued liabilities not currently deductible	137,903	181,404	289,256
Gross deferred tax assets	161,471	181,404	289,256
Net deferred tax liabilities	$ 974,980	$ 1,238,620	$ 1,478,702

During the year ended December 31, 1998, the Company generated a capital loss carryover of $294,399 which is available to offset future taxable capital gains. During 1999, a valuation allowance was charged against this deferred tax asset assuming that $60,000 of the loss would be able to be realized by offsetting future taxable capital gains prior to the capital loss carryover expiration in 2003. For the year ended December 31, 2000, this valuation allowance was increased to 100% assuming that none of the loss would be realized, as the Company has yet to achieve any benefit from the carryover.

4. DEBT

Long-term debt consists of the following as of December 31, 2000 and 2001:

	2000	2001
Industrial Revenue Bond payable in annual principal installments as follows: $300,000 per year from 2000-2006; $200,000 per year from 2007-2013; $100,000 per year from 2014-2017; monthly interest payments based on adjustable rate as determined by the bonds remarketing agent based on market rate fluctuations (1.75% as of December 31, 2001); proceeds used to finance construction of current facility	$ 3,600,000	$ 3,300,000
Total long-term debt	$ 3,600,000	$ 3,300,000
Less current portion	(300,000)	(300,000)
	$ 3,300,000	$ 3,000,000

The following is a schedule of debt maturities as of December 31, 2001:

	Long-Term Debt
2002	$ 300,000
2003	300,000
2004	300,000
2005	300,000
2006	300,000
Thereafter	1,800,000
	$ 3,300,000

Industrial Revenue Bond Note Payable

In November 1997, the Company entered into a $3,900,000 industrial revenue bond financing with the City of Gainesville, Florida (the "City"), pursuant to which the City issued its industrial revenue bonds and loaned the proceeds to the Company. The bonds are secured by an irrevocable letter of credit issued by a bank. The financing agreement contains financial covenants that must be met on a continuing basis, including debt to equity ratio, current ratio, net worth amount and working capital amount. The Company was in compliance with all such covenants at December 31, 2001. Due to the variable nature of the note, the balance of the note payable approximates fair value.

Line of Credit

The Company maintains a credit facility with Merrill Lynch Business Financial Services, Inc., which is secured by accounts receivable and inventory. The credit line is limited to the lesser of 80% of the value of accounts receivable less than 90 days old, plus the lesser of 50% of the value of inventory (excluding raw materials and WIP inventory) and 25% of inventory on consignment or $6,000,000. The credit line was extended in January 2001 to increase the available limit to $12,000,000, expiring June 30, 2002. As of December 31, 2001, there was $1,385,566 outstanding under the line of credit at a varying interest rate of 3.88%.

5. RELATED PARTY TRANSACTIONS

The Company has entered into a purchase agreement with Brighton Partners, Inc. to purchase raw materials and equipment used in the ongoing production of its products. In 1999, the agreement required the purchase of tooling dies in the amount of $91,250 and provided for special purchasing terms for the Company. In 2001, the Company entered into a purchase agreement to acquire the license of a certain proprietary production technology for the sum of $350,000. The Company paid $25,000 upon signing of the agreement. Some of the Company's officers and directors have ownership interest in Brighton Partners, Inc. Purchases of raw materials and equipment associated with these agreements totaled $418,625, $849,035 and $668,059 in 1999, 2000 and 2001, respectively.

In January 1997, the Company entered into an oral consulting agreement with Albert Burstein, Ph.D., a director of the Company, to provide services regarding many facets of the orthopaedic industry including product design rationale, manufacturing and development techniques and product sales and marketing. During 1999, 2000 and 2001, the Company paid Dr. Burstein $135,000 in each year as compensation under the consulting agreement.

The Company has entered into consulting agreements with certain of its executive officers, directors and principal shareholders in connection with product design which entitles them to royalty payments aggregating 1% of the Company's net sales of such products in the United States and less than 1% of the Company's net sales of such products outside the United States. During the years ended December 31, 1999, 2000 and 2001, the Company paid royalties aggregating $182,349, $223,654 and $241,904, respectively, pursuant to these consulting agreements.

6. COMMITMENTS AND CONTINGENCIES

Legal — In the ordinary course of business, the Company is, from time to time, a party to pending and threatened legal proceedings, primarily involving claims for product liability. The Company believes that the outcome of such legal actions and proceedings will not have a material adverse effect on the Company.

On December 27, 2000, a complaint was filed against the Company in the District Court of Buffalo County, Nebraska alleging the improper design of a prosthetic device manufactured by the Company. The complaint was subsequently settled on August 23, 2001 without admission of liability on the part of the Company. On May 8, 2001, a complaint was filed against the Company in the Superior Court of the state of California, San Francisco County, alleging negligence and the improper design of a prosthetic device manufactured by the Company. The case has subsequently been removed to the United States District Court, Northern District of California and remains in the early stages. The plaintiff is seeking an unspecified monetary award and damages in an amount to be determined at trial. This case remains in the early stages. The Company is pursuing the defense of this claim vigorously.

On June 14, 2001, the Company's insurance carrier denied coverage under the Company's product liability insurance policy. The Company maintains that these cases should be covered by the products liability policy with that carrier and is involved in ongoing negotiations with the insurer to resolve the coverage issue. However, there can be no assurances that the Company will be able to reach agreement with the insurance company on the disputed coverage. In the event that the Company is unable to reach agreement with the insurance company, the Company will consider its remedies against the insurer, and intends to pursue such remedies vigorously.

Based on the facts known at this time, the Company has provided for reserves for the independent resolution of this matter. There can be no assurances as to the adequacy of these reserves. During March 2001, the Company secured retroactive annual product liability insurance coverage that it expects will cover any future litigation related to these devices, which were subject to recall during 1997 and 1998.

The Company is a party to an arbitration proceeding with Regeneration Technologies, Inc. ("RTI") with respect to its agreement with RTI for the distribution of a bone grafting material technology. In the proceeding, the Company has asserted that RTI is violating the exclusivity provisions of the agreement by engaging in the distribution of certain products utilizing that technology. A hearing as to liability was held before the arbitration panel in July 2001. The panel delivered its ruling on December 21, 2001 affirming Exactech's exclusive distribution rights to the technology. The Company is in the process of gathering data to assess the extent of the Company's damages. The Company expects another hearing to be held by the panel regarding such damages.

The Company's insurance policies covering product liability claims must be renewed annually. Although the Company has been able to obtain insurance coverage concerning product liability claims at a cost and on other terms and conditions that are acceptable to the Company, the Company makes no assurances that it will able to procure such policies in the future.

Purchase Commitments — At December 31, 2001, the Company had outstanding commitments for the purchase of inventory and raw materials of $4,312,430, along with commitments to purchase $276,771 of capital equipment.

7. SEGMENT INFORMATION

Segment information is reported by the major product lines of the Company: knee implants, hip implants, and tissue services. The "other" category is for minor sales categories, such as instrument rental fees and shipping charges. The accounting policies of the reportable segments are the same as those described in Note 2. The Company evaluates the performance of its operating segments based on income from operations before taxes, interest income and expense, and nonrecurring items. Intersegment sales and transfers are not significant.

Total assets not identified with a specific segment (in thousands of dollars) were $16,670, $17,065 and $19,431 at December 31, 1999, 2000 and 2001, respectively. Assets not identified with a specific segment include cash and cash equivalents, accounts receivable, refundable income taxes, prepaid expenses, land, facilities, office furniture and computer equipment, and other assets.

Summarized financial information concerning the Company's reportable segments is shown in the following table.

Year ended December 31,	Knee	Hip	(in thousands) Tissue Services	Other	Total
1999					
Net Sales	$ 21,259	$ 5,928	$ 4,053	$ 1,714	$ 32,954
Segment profit from operations	2,970	1,018	994	494	5,476
Total assets, net	11,706	5,213	630	390	17,939
Capital expenditures	1,783	798	509	107	3,197
Depreciation and amortization	1,028	476	84	92	1,680
2000					
Net Sales	$ 26,109	$ 8,571	$ 5,348	$ 1,897	$ 41,925
Segment profit from operations	4,426	1,438	1,146	21	7,031
Total assets, net	17,114	8,468	1,228	675	27,484
Capital expenditures	6,389	3,833	633	360	11,214
Depreciation and amortization	1,266	668	117	103	2,154
2001					
Net Sales	$ 29,289	$ 10,677	$ 5,252	$ 1,381	$ 46,599
Segment profit (loss) from operations	3,854	1,570	919	(295)	6,048
Total assets, net	15,570	10,848	927	702	28,047
Capital expenditures	(432)	3,105	(261)	106	2,517
Depreciation and amortization	1,524	875	127	123	2,650

Major Customer and Foreign Operations

During the years ended December 31, 1999, 2000 and 2001, approximately 6%, 5% and 4%, respectively, of the Company's sales were derived from a major hospital customer. During each of the years ended December 31, 1999, 2000, and 2001, the Company's Spanish distributor accounted for approximately 13%, 11% and 9%, respectively, of the Company's sales. Geographic distribution of the Company's sales are summarized in the following table:

Year ended December 31,	1999	2000	2001
Domestic sales revenue	$ 26,785,033	$ 34,343,299	$ 38,208,250
Sales revenue from Spain	4,223,750	4,736,812	4,260,069
Other international sales revenue	1,945,500	2,845,264	4,131,032
Total Sales Revenue	$ 32,954,283	$ 41,925,375	$ 46,599,351

8. PENSION PLAN

The Company currently sponsors a defined contribution 401(k) plan for its employees. The Company provides matching contributions of 100% on the first 3% of salary deferral by employees. The Company's total contributions to this plan during 1999, 2000 and 2001 were $56,329, $99,951 and $116,718, respectively.

9. LICENSE AND SUBLICENSE AGREEMENTS

During 1997, the Company licensed certain technology. The license fees total $250,000, of which $100,000 was paid upon the execution of the agreement and an additional $150,000 was paid during 1999 at the time the licensor produced a developed product. The cost of the license agreement is being amortized over fifteen years, the period of its estimated economic benefit. Accumulated amortization related to this license agreement was $51,300 at December 31, 2000 and $68,400 at December 31, 2001.

During 2001, the Company licensed certain technology. The license fees total $350,000, of which $25,000 was paid upon execution of the agreement and an additional sum of $175,000 is due upon completion of the first production article, with a final payment of $150,000 due upon issuance of US Letters of Patent. The cost of the license agreement is due to be amortized over ten years, the period of its estimated economic benefit.

10. COMMON SHAREHOLDERS' EQUITY

Earnings Per Share:
The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for net income:

	1999			2000			2001		
	Income (Numerator)	Shares (Denominator)	Per Share	Income (Numerator)	Shares (Denominator)	Per Share	Income (Numerator)	Shares (Denominator)	Per Share
Net income	$ 3,167,567			$ 4,179,518			$ 3,459,532		
Basic EPS:									
Net income	$ 3,167,567	4,960,220	$0.64	$ 4,179,518	5,060,101	$0.83	$ 3,459,532	5,238,426	$0.66
Effect of dilutive securities:									
Stock options		199,103			278,605			174,321	
Warrants		18,874			29,161			5,633	
Diluted EPS:									
Net income plus assumed conversions	$ 3,167,567	5,178,197	$0.61	$ 4,179,518	5,367,867	$0.78	$ 3,459,532	5,418,380	$0.64

For the year ended December 31, 1999, options to purchase 5,000 shares of common stock at a price of $13.06 per share were outstanding but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. For the year ended December 31, 2000, options to purchase 79,213 shares of common stock at a price of $18.81 per share were outstanding but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. For the year ended December 31, 2001, options to purchase 116,038 shares of common stock at a prices ranging from $14.62 to $18.81 per share were outstanding but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

A summary of the status of fixed stock option grants under the Company's stock-based compensation plans as of December 31, 1999, 2000 and 2001, and changes during the years ending on those dates is presented below:

	1999		2000		2001	
	Options	Weighted Avg Exercise Price	Options	Weighted Avg Exercise Price	Options	Weighted Avg Exercise Price
Outstanding - January 1	557,945	$ 7.27	567,174	$ 7.89	636,511	$ 9.56
Granted	80,086	11.14	109,213	17.25	43,625	15.85
Exercised	(29,107)	5.07	(21,856)	5.88	(136,541)	7.68
Expired	(41,750)	7.76	(18,020)	8.13	(12,440)	9.11
Outstanding - December 31	567,174	7.89	636,511	9.56	531,155	10.57
Options exercisable at year end	372,695	$ 7.30	473,468	$ 7.99	469,065	$ 10.19
Weighted average fair value per share of options granted during the year		$ 6.33		$ 13.53		$ 12.54

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Exercise Price Range	Options Outstanding	Options Exercisable	Weighted Average Remaining Life
$3.28 - 6.67	88,831	88,831	2.70
7.13 - 7.75	29,280	21,840	4.65
8.00 - 8.00	179,420	179,420	4.41
9.00 - 11.69	82,086	61,791	5.08
12.25 - 16.40	45,000	27,600	7.93
17.00 - 17.25	28,625	18,000	9.29
18.81 - 18.81	77,913	71,583	8.95
Total	531,155	469,065	5.47

Remaining non-exercisable options as of December 31, 2001 become exercisable as follows:

2002	31,188
2003	12,718
2004	7,852
2005	6,507
2006	3,825
	62,090

Employee Stock Purchase Plan:

The Company sponsors an Employee Stock Purchase Plan which allows participants to purchase shares of the Company's common stock at a fifteen percent (15%) discount via payroll deduction. This plan became effective July 1, 1999, 125,000 shares are reserved for issuance under the plan. Employees participating in this plan purchased 4,567, 12,503 and 11,800 shares in the years ended December 31, 1999, 2000 and 2001, respectively.

Options and Stock Awards:

The Company sponsors an Employee Stock Option and Incentive Plan which provides for the issuance of stock options and restricted stock awards to key employees and a Directors Stock Option Plan which provides for the issuance of stock options to non-employee directors (collectively the "Plans"). The Company also issues stock options to sales agents and other individuals. The maximum number of common shares issuable under the Plans is 830,000 shares.

For each of the years ended December 31, 1999 and 2001, the Company did not grant options for shares of the Company's common stock to non-employees.

For the year ended December 31, 2000, the Company granted options for 4,500 shares of the Company's common stock to non-employees with a fair value of $14.63 per share.

If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1999, 2000 and 2001 consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share on a basic and diluted basis would have been adjusted to the pro forma amounts indicated below:

		1999	2000	2001
Net earnings	As reported	$ 3,167,567	$ 4,179,518	$ 3,459,532
	Pro forma	2,645,565	3,563,679	2,544,457
Earnings per share	As reported			
	Basic	$ 0.64	$ 0.83	$ 0.66
	Diluted	0.61	0.78	0.64
	Pro forma			
	Basic	$ 0.53	$ 0.70	$ 0.49
	Diluted	0.51	0.66	0.47

Outstanding options, consisting of ten-year non-qualified stock options, vest and become exercisable over a five year period from the date of grant. The outstanding options expire ten years from the date of grant or upon retirement from the Company, and are contingent upon continued employment during the applicable ten-year period.

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001, respectively: dividend yield of 0, 0 and 0 percent, expected volatility of 64, 74 and 70 percent, risk-free interest rates of 6.2, 5.1 and 5.1 percent, and expected lives of 5, 5 and 5 years.

11. OPERATING LEASES

In June 2000, the Company entered into an operating lease for an approximately 9,500 square foot facility in the Northwood Commercial Park, Gainesville, Florida, to serve as the Company's Distribution Center and warehouse. The initial term of the lease is for a period of three years, commencing August 1, 2000.

The Company maintains an operating lease with Pitney Bowes for a postage meter, with automatically renewable two-year terms.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2001:

Year Ending December 31,	
2002	$ 41,698
2003	24,234
	$ 65,932

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Following is a summary of the quarterly results of operations for the years ended December 31, 2000 and December 31, 2001. All dollar amounts are in thousands, except per share amounts:

	First	Second	Quarter Third	Fourth	Total
2000					
Net sales	$10,305	$10,916	$9,820	$10,884	$41,925
Gross profit	6,647	7,120	6,565	7,032	27,364
Net income	925	1,115	961	1,179	4,180
Basic EPS	0.18	0.22	0.19	0.23	0.83
Diluted EPS	0.17	0.21	0.18	0.22	0.78
2001					
Net sales	$11,546	$11,802	$11,269	$11,982	$46,599
Gross profit	7,494	7,553	7,381	7,985	30,413
Net income	1,048	370	775	1,267	3,460
Basic EPS	0.20	0.07	0.15	0.24	0.66
Diluted EPS	0.19	0.07	0.14	0.23	0.64

BOARD OF DIRECTORS

William Petty, M.D.
President, Chairman and Chief Executive Officer

Gary J. Miller, Ph.D.
Executive Vice President, Research

Albert H. Burstein, Ph.D.
Senior Scientist Emeritus, Department of Research, Hospital for Special Surgery, New York, New York

R. Wynn Kearney, Jr., M.D.
Assistant Clinical Professor, University of Minnesota Medical School; Senior Partner, Orthopedic & Fracture Clinic, P.A., Mankato, Minnesota

Paul E. Metts, C.P.A.
former Chief Executive Officer, Shands Health System, University of Florida, Gainesville, Florida

David W. Petty
Executive Vice President, Sales and Marketing

CORPORATE OFFICERS

William Petty, M.D.	*President and Chief Executive Officer*
Gary J. Miller, Ph.D.	*Executive Vice President, Research*
David W. Petty	*Executive Vice President, Sales and Marketing*
Marc J. Olarsch	*Vice President, Sales*
Betty B. Petty	*Vice President, Human Resources and Administration and Corporate Secretary*
Joel C. Phillips, C.P.A.	*Chief Financial Officer and Treasurer*

INVESTOR CONTACT

Frank N. Hawkins, Jr.
Hawk Associates, Inc.
204 Ocean Dr
Tavernier, FL 33070
(305) 852-2383
www.hawkassociates.com

INDEPENDENT FINANCIAL AUDITORS

Deloitte & Touche, LLP
One Independent Drive
Suite 2801
Jacksonville, FL 32202-5034

AUDIT COMMITTEE

Paul E. Metts, C.P.A.
Albert H. Burstein, Ph.D.
R. Wynn Kearney, Jr., M.D.

TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
Brooklyn, NY 10038

LEGAL COUNSEL

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131

Annual Shareholder's Meeting
Friday, May 3, 2002, 9:00 a.m.

Exactech Corporate Headquarters
2320 NW 66th Court
Gainesville, Florida 32653
1-800-EXACTECH

Exactech®

2320 NW 66th Court
Gainesville, Florida 32653

1-800-EXACTECH

www.exac.com

EXAC
NASDAQ
LISTED

An ISO 9001 Company
710-01-01 0302